UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FXCM Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

55 Water Street, Floor 50, New York, NY 10041

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS James Brown
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO; PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,273,075
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,273,075
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,075
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D/A	Page 3 of 5 Pages

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D with respect to the Class A common stock (“Class A Common Stock”) of FXCM Inc., a Delaware corporation (the “Issuer”), filed by James Brown with the Securities and Exchange Commission on January 26, 2012, as amended on February 14, 2013 (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This Amendment reflects the shares of Class A Common Stock beneficially owned by the Reporting Person (as defined below) as of September 2, 2013.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

This Schedule 13D is being filed by James Brown (the “Reporting Person”). Mr. Brown is a citizen of the United States and a director of the Issuer. The principal business of Mr. Brown is serving as founder and managing partner of Long Ridge Equity Partners. The principal business address of the Reporting Person is c/o Long Ridge Equity Partners, 200 Madison Avenue, Suite 1900, New York, New York 10016.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The second sentence of the last paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

Mr. Brown beneficially owns 1,273,075 shares of Class A Common Stock, composed of the following: (i) 100,000 shares of Class A Common Stock, 219,865 units of FXCM Holdings LLC (“FXCM Holdings”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement, and 32,563 currently exercisable options to purchase Class A Common Stock, all of which are held directly, (ii) 477,821 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement held by a trust for the benefit of Mr. Brown’s family, for which Mr. Brown’s wife is trustee (the “Brown Family Trust”), and (iii) 222,961 shares of Class A Common Stock held by the limited liability company of which Mr. Brown serves as manager (the “Brown LLC”), and 219,865 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement held by the Brown LLC.

Item 4.  Purpose of Transaction.

The first paragraph of Item 4 of the Schedule 13D is hereby restated as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 38,046,266 shares of the Issuer’s Class A Common Stock outstanding as of August 7, 2013 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2013, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings or exercise of stock options beneficially owned by the Reporting Person.

(a)  Following these transactions, Mr. Brown beneficially owns 1,273,075 shares of Class A Common Stock, composed of the following: (i) 100,000 shares of Class A Common Stock, 219,865 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement, and 32,563 currently exercisable options to purchase Class A Common Stock, all of which are held directly, (ii) 477,821 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement held by the Brown Family Trust, and (iii) 222,961 shares of Class A Common Stock held by the Brown LLC, and 219,865 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement held by the Brown LLC.

CUSIP No. 302693 106	13D/A	Page 4 of 5 Pages

(b) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 of the cover page of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person (other than to the extent as identified above as directly holding the shares of Class A Common Stock reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than the transactions set forth below, there have been no transactions in shares of Class A Common Stock by the Reporting Person in the past 60 days.

Date	Nature of Transaction	Number of Shares of Class A Common Stock Acquired or (Sold)	Weighted Average Price per Share
August 27, 2013	Conversion of units of FXCM Holdings	125,000	(1)
August 27, 2013	Open Market Sale	(125,000)	$19.21
August 27, 2013	Conversion of units of FXCM Holdings(2)	375,000	(1)
August 27, 2013	Open Market Sale(2)	(375,000)	$19.21
August 28, 2013	Conversion of units of FXCM Holdings	115,000	(1)
August 28, 2013	Open Market Sale	(115,000)	$19.14
August 28, 2013	Conversion of units of FXCM Holdings(2)	100,000	(1)
August 28, 2013	Open Market Sale(2)	(100,000)	$19.14
August 29, 2013	Conversion of units of FXCM Holdings(3)	17,039	(1)
August 29, 2013	Open Market Sale(3)	(17,039)	$19.46

(1)	These shares represent units of FXCM Holdings that were exchanged for shares of Class A Common Stock of FXCM Inc. on a one-for-one basis pursuant to the Exchange Agreement.
(2)	Reflects transactions in securities held by the Brown Family Trust.
(3)	Reflects transactions in securities held by the Brown LLC.

(d)  Other than the Reporting Person, no other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s securities.

(e)  As of August 27, 2013, Mr. Brown ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock.

CUSIP No. 302693 106	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2013

/s/ James Brown
JAMES BROWN